L E T T E R   T O   S H A R E H O L D E R S

May 12, 2005

This past quarter has been a busy and productive one for your Company. We recommenced Phase Two of the drill program at Gualcamayo after a short Christmas break. Results to date are encouraging and show strong potential to expand on current resources. We now recognize the that there is significant exploration potential on the Western extension of Quebrada del Diablo (“QDD”), and in that regard, we recently announced that we will be accelerating the exploration program with the addition of two more drill rigs over the next two months.

We have also completed several in-fill holes within the main QDD deposit in order to upgrade existing Inferred resources to Measured and Indicated.

In January, we commenced a regional exploration program within our substantial land holdings at Gualcamayo. Results have been encouraging and we have identified two new targets in the region. We plan to actively continue this program over the next few months in order to further define the targets for a future drill program.

Engineering work also progressed in the first quarter. We commissioned Golder Associates to complete a geotechnical program for pit design purposes. Metallurgical testwork is also progressing with the drilling of metallurgical holes for the upcoming column leach testwork.

Your Company also reached a significant milestone in its development with the recent announcement of its listing on the Toronto Stock Exchange (“TSX”). We began trading on the TSX on May 2, 2005 under the same symbol, VYE.

We are now entering a very important phase for the Company. Exploration is proceeding at an accelerated pace and we are excited about the potential to expand the current resource base. The permitting process is underway and our regional exploration program is providing more opportunities for expansion. I therefore look forward to reporting to you over the rest of the year on our progress on all fronts.

On behalf of the Board of Directors,

Patrick G. Downey
President and C.E.O.